Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-269296

GS Finance Corp. $811,000 Commodity-Linked Notes due 2025 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (September 17, 2025) is based on the performance of the settlement price of the first or second nearby West Texas Intermediate (WTI) light sweet crude oil futures contract as measured from the trade date (September 12, 2023) to and including the determination date (September 12, 2025). If the final underlier level on the determination date is greater than the initial underlier level of $88.84 (which is an intra-day level or the closing level of the underlier on the trade date), the return on your notes will be positive and will equal the underlier return. If the final underlier level is equal to or less than the initial underlier level, you will receive the face amount of your notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. At maturity, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●
if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return; or
●
if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), $1,000

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-11.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $945 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman Sachs & Co. LLC would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	September 15, 2023	Original issue price:	100% of the face amount
Underwriting discount:	1.75% of the face amount	Net proceeds to the issuer:	98.25% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 10,005 dated September 12, 2023.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale. Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $945 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately the estimated value of your notes at the time of pricing, plus an additional amount (initially equal to $50 per $1,000 face amount).

Prior to December 12, 2023, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis from the time of pricing through December 11, 2023). On and after December 12, 2023, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

● Commodity terms supplement no. 8,998 dated February 13, 2023

● Prospectus supplement dated February 13, 2023

● Prospectus dated February 13, 2023

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated February 13, 2023, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated February 13, 2023, for Medium-Term Notes, Series F, and references to the “accompanying commodity terms supplement no. 8,998” mean the accompanying commodity terms supplement no. 8,998, dated February 13, 2023, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-17 of the accompanying commodity terms supplement no. 8,998. Please note that certain features, as noted below, described in the accompanying commodity terms supplement no. 8,998 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying commodity terms supplement no. 8,998.

Key Terms

Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:

the relevant nearby West Texas Intermediate (WTI) light sweet crude oil futures contract (WTI crude oil futures contract) as traded on the New York Mercantile Exchange (NYMEX) (Bloomberg symbol “CL1 <Cmdty>” or “CL2 <Cmdty>”), see “The Underlier” on page PS-17

Specified currency:	U.S. dollars (“$”)
Face amount:

each note will have a face amount of $1,000; $811,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-13 of this pricing supplement.

Cash settlement amount (on the stated maturity date):	for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount, if any, in cash equal to:

●
if the final underlier level is greater than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return; or
●
if the final underlier level is equal to or less than the initial underlier level, $1,000

Initial underlier level:	$88.84, which is an intra-day level or the closing level of the underlier on the trade date
Final underlier level:

the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event — Notes Linked to a Single Underlier” on page S-19 of the accompanying commodity terms supplement no. 8,998 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying commodity terms supplement no. 8,998

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate:	100%
Trade date:	September 12, 2023
Original issue date (settlement date):	September 15, 2023
Determination date:	September 12, 2025, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-18 of the accompanying commodity terms supplement no. 8,998
Stated maturity date:	September 17, 2025, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-17 of the accompanying commodity terms supplement no. 8,998
No interest:	the offered notes do not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Closing level of the underlier:

on any day, the closing level of the first nearby WTI crude oil futures contract on such day as determined by the calculation agent unless such day falls on or after the last trading day during which trading may take place for the first nearby WTI crude oil futures contract, as determined by the calculation agent, in which case the closing level of the underlier will be the closing level of the second nearby WTI crude oil futures contract on such day as determined by the calculation agent, subject to the provisions as described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event” on page S-19 of the accompanying commodity terms supplement no. 8,998. The second nearby WTI crude oil futures contract will not be referenced due to any circumstance other than the calculation agent determining that the relevant date has fallen on or after the last trading day during which trading may take place for the first nearby WTI crude oil futures contract.

Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-26 of the accompanying commodity terms supplement no. 8,998
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying commodity terms supplement no. 8,998
Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying commodity terms supplement no. 8,998
Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-53 of the accompanying commodity terms supplement no. 8,998
ERISA:	as described under “Employee Retirement Income Security Act” on page S-54 of the accompanying commodity terms supplement no. 8,998
Supplemental plan of distribution; conflicts of interest:

as described under “Supplemental Plan of Distribution” on page S-55 of the accompanying commodity terms supplement no. 8,998 and “Plan of Distribution – Conflicts of Interest” on page 156 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of 1.75% of the face amount. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. We have been advised that GS&Co. will also pay a fee to SIMON Markets LLC, a broker-dealer in which an affiliate of GS Finance Corp. holds an indirect minority equity interest, for services it is providing in connection with this offering.

We will deliver the notes against payment therefor in New York, New York on September 15, 2023. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	GS&Co.
CUSIP no.:	40057RRK6

ISIN no.:	US40057RRK67
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-11 of this pricing supplement. The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	100%
Neither a non-trading day nor a market disruption event occurs on the originally scheduled determination date
Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
200.000%	200.000%
175.000%	175.000%
150.000%	150.000%
125.000%	125.000%
100.000%	100.000%
75.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 100.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would receive no return on your investment.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of 100.000% of the face amount of your notes.

Hypothetical Cash Settlement Amount as % of Face Amount
250%
200%
150%
100%
50%
0%
Underlier Performance
Note Performance
0%
50%
100%
150%
200%
Hypothetical Final Underlier Level as % of Initial Underlier Level

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-12.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 8,998. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying commodity terms supplement no. 8,998. Your notes are a riskier investment than ordinary debt securities. You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, this excess (i.e., the additional amount described under “Estimated Value of Your Notes”) will decline to zero on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

The Cash Settlement Amount Payable on Your Notes Is Not Linked to the Closing Level of the Underlier at Any Time Other Than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier decreased precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such decline. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•
the level of the underlier;
•
the volatility — i.e., the frequency and magnitude of changes — in the underlier level;
•
economic, financial, regulatory, political, military, public health and other events that affect commodity markets generally and the market segments of which crude oil is a part, and which may affect the level of the underlier;
•
interest rates and yield rates in the market;
•
the time remaining until your notes mature; and

•
our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the underlier level based on historical changes in the underlier level. The actual changes in the underlier level over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical underlier levels or to the hypothetical return examples shown elsewhere in this pricing supplement.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from changes in the underlier level. Changes in the underlier level may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

You Have No Rights with Respect to Any Underlier Commodity or Rights to Receive Any Underlier Commodity

Investing in your notes will not make you a holder of any underlier commodity or in a collective investment vehicle that invests in the foregoing. Neither you nor any other holder or owner of your notes will have any rights with respect to such underlier commodities. Your notes will be paid in cash, and you will have no right to receive delivery of any commodities.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Additional Risks Related to the Underlier

There Are Risks Associated with an Investment Linked to the Prices of Commodities Generally

The market prices of commodities can be highly volatile. Unlike fixed-income and equity investments, commodity market prices are not related to the value of a future income or earnings stream, and may be subject to rapid fluctuations based on numerous factors, some of which are described below under “—The Underlier May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes”. In addition, many commodities are highly cyclical. These factors may have a larger impact on commodity prices and commodity-linked instruments than on instruments linked to traditional fixed-income and equity securities and may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities. These and other factors may affect the performance of the underlier, and thus the value of your notes, in unpredictable or unanticipated ways.

Commodity Prices as Well as the Underlier Level May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

Commodity prices as well as the underlier level are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. These factors may affect the value of your notes in varying ways, and different factors may cause the level of the underlier to move in inconsistent directions and at inconsistent rates.

The Underlier May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes

Investments, such as the notes, linked to the prices of commodities, such as the underlier, are subject to sharp fluctuations in the prices of commodities over short periods of time for a variety of factors, including the principal factors set out below.

The demand for refined petroleum products by consumers, as well as by the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity, developments in production technology such as fracking and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, weather and natural events, accidents, damage to pipelines (including by oil theft), acts of terrorism or cyberattacks, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. WTI crude oil is also subject to the risk that it has demonstrated a lack of correlation with world crude oil prices due to structural differences between the U.S. market for crude oil and the international market for crude oil. As a result, the price of WTI crude oil may be more volatile than world crude oil prices generally.

In addition, the prices of WTI crude oil futures contracts may be near zero, zero or negative, which can occur rapidly and unexpectedly. For example, in April 2020, a collapse of demand for fuel contributed to an oversupply of crude oil that rapidly filled most available oil storage facilities. Storage shortages meant that market participants that had contracted to buy and take delivery of crude oil were at risk of default under the terms of the May 2020 NYMEX WTI crude oil futures contract. The scarcity of storage resulted in some market participants selling their futures contracts at a negative price (effectively paying another market participant to accept delivery of the crude oil referenced by the relevant contracts). As a result, for the first time in history, crude oil futures contracts traded below zero. On April 20, 2020, the last trading day before expiration of the May 2020 WTI crude oil futures contract, prices of that contract fell to negative $37.63. See “The Underlier”.

Additionally, recently, prior to and since Russia’s further invasion of Ukraine, the prices of oil, including the prices of WTI crude oil futures contracts, have been volatile and increased significantly. This conflict has led to disruptions in the supply of oil and caused fluctuations in the prices of oil, and changing geopolitical conditions and political events in Europe, the Middle East and elsewhere are likely to cause continued volatility in the prices of the underlier. In addition, on March 8, 2022, the U.S. Government issued an executive order banning the import of Russian oil to the United States. The U.S. Congress has also passed legislation to ban imports of Russian oil. These actions, and similar governmental, regulatory or legislative actions in the United States or in other jurisdictions, including, without limitation, sanctions-related actions by the U.S. or foreign governments, could cause prices of oil futures contracts to become even more volatile and unpredictable. Any of these developments could adversely affect the price of WTI crude oil futures, and, therefore, the value of the notes and the cash settlement amount.

There Are Specific Risks Associated with WTI Crude Oil and the WTI Crude Oil Futures Contract

Oil prices are currently experiencing high volatility and have also been highly volatile in the past.

Oil prices are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, Russia, Ukraine and Nigeria. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the underlier. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the underlier may also increase or decrease, and the market value of, and amount payable on, your notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain periods, implemented curtailments of or increases in output and trade. These efforts at supply control could adversely affect the closing levels of the underlier and the market value of, and amount payable on, your notes. Additionally, actions taken by consuming nations, such as the releases of oil reserves, may occur in a way that is not predictable and could adversely affect the price of crude oil, the closing levels of the underlier and the market value of, and amount payable on, your notes.

Also, the production and pricing of substitute products for crude oil, such as shale oil, as well as development of new substitute products for crude oil, could adversely affect the closing levels of the underlier and the market value of, and amount payable on, your notes. Increases in the price of crude oil may drive increased production of substitute products, such as shale oil, which may cause the price of crude oil to decline.

Your Notes Are Linked to the WTI Crude Oil Futures Contract Not to the Spot Prices of WTI Crude Oil

The return on your notes will be related to the performance of the WTI crude oil futures contract and not the spot price of WTI crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a physical commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing, transporting or handling the commodity for the term of the commodity futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a commodity futures contract is typically correlated with the movements of the spot price of the reference physical commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, your notes may underperform a similar investment that more directly reflects the return on the physical commodity.

If the First Nearby Futures Contract is Used to Calculate the Closing Level of the WTI Crude Oil Futures Contract, Such Closing Level May Be More Volatile Than if Another Nearby WTI Crude Oil Futures Contract Had Been Used

The settlement price that will be used to calculate the closing level of the WTI crude oil futures contract on the determination date will be the price of the first nearby WTI crude oil futures contract, unless the determination date falls on or after the last trading day during which trading may take place for the first nearby WTI crude oil futures contract, in which case the second nearby futures contract of the commodity futures contract will be used.

The price of a commodity futures contract is typically at its most volatile as the futures contract approaches maturity. In the event the first nearby WTI crude oil futures contract is used on the determination date, the closing level of the WTI crude oil futures contract may be more volatile than if another nearby futures contract with a longer maturity had been used.

If the Second Nearby Futures Contract For the Commodity Futures Contract is Used on the Determination Date, Any Downward Trend In Its Underlying Commodity May Be Amplified Relative to the First Nearby Futures Contract Of The Commodity Futures Contract

As we describe elsewhere in this pricing supplement, the settlement price that will be used to calculate the closing level of the commodity futures contract on the determination date will be the price of the first nearby futures contract of the commodity futures contract, unless the determination date falls on or after the last trading day during which trading may take place for the first nearby futures contract of the commodity futures contract, in which case the second nearby futures contract of the commodity futures contract will be used.

As a commodity futures contract nears maturity, the price of such commodity futures contract tends to approximate the spot price for its underlying commodity. However, the price of a commodity futures contract with a longer maturity may reflect longer-term trends in its underlying commodity or market expectations regarding the future price of its underlying commodity. In the event that the second nearby future contracts for the commodity futures contract is used to determine the closing level of the commodity futures contract on the determination date, the closing level of the commodity futures contract may therefore be lower than if the first nearby futures contract of such commodity futures contract had been used.

Risks Related to Tax

Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes

The notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale, exchange or maturity of the notes will be taxed as ordinary interest income. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of U.S. Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

In this pricing supplement, when we refer to the WTI crude oil futures contract, we mean the relevant WTI light sweet crude oil futures contract traded on NYMEX, and when we refer to the closing level of the WTI crude oil futures contract, we mean the official U.S. dollar settlement price (expressed in dollars per barrel) of the WTI crude oil futures contract, quoted by NYMEX (Bloomberg: “CL1<Cmdty>” or “CL2 <Cmdty>”, respectively) (or any official successor thereto), as it may be modified, replaced or adjusted from time to time as described under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying commodity terms supplement no. 8,998.

The closing level of underlier on any day will be the closing level of the first nearby WTI crude oil futures contract on NYMEX on such day as determined by the calculation agent unless such day falls on or after the last trading day during which trading may take place for the first nearby WTI crude oil futures contract on NYMEX, as determined by the calculation agent, in which case the closing level of the underlier on such day will be the closing level of the second nearby WTI crude oil futures contract on NYMEX on such day as determined by the calculation agent, subject to the provisions as described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event” on page S-19 of the accompanying commodity terms supplement no. 8,998.

According to NYMEX, WTI light sweet crude oil futures and options are the world’s most actively traded energy product and are the deepest and most liquid global energy benchmark, trading nearly 1,200,000 futures and options contracts daily. NYMEX reports that total open interest in WTI has exceeded 3 million lots, equivalent to more than 3 billion barrels. Increased access and production of light sweet crude is driven by improved infrastructure and technology as well as procurement of oil from ample shale basins. NYMEX views what it deems as WTI’s superior transparency and convergence to the physical market as enabling investors to make sound judgments on the basis of accurate weekly supply and demand information. The WTI crude oil futures contract trades in units of 1,000 barrels. The physical commodity is a blend of several U.S. domestic streams of light sweet crude oil. For the physical commodity, the delivery point in Cushing, Oklahoma is a vital transshipment point, where storage facilities and intersecting pipelines provide easy access to refiners and suppliers. Crude oil flows inbound to Cushing from around the country and outbound through dozens of pipelines.

The WTI crude oil futures contract is listed on NYMEX, which is part of the CME Group. Monthly crude oil futures are listed for the current year and the next 10 calendar years and two additional contract months. Additional crude oil futures for a new calendar year and two additional contract months are added following the termination of trading in the December contract of the current year. Trading in the WTI crude oil futures contract terminates three business days prior to the 25th calendar day of the month prior to the contract month. If the 25th calendar day is not a business day, trading terminates four business days prior to the 25th calendar day.

Additional information about the WTI crude oil futures contract is available at the following website: cmegroup.com/trading/energy/crude-oil/light-sweet-crude_contract_specifications.html. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Questions and Answers

The following is a brief question and answer section on selected topics.

What Is a Commodity Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities.

Why Do the Notes Track a Commodity Contract And Not a Physical Commodity?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts can be indirectly exposed to these costs, which may be reflected in the levels of the underlier. In addition, the fact that commodity contracts have publicly available prices allows calculation of the levels of the underlier based on these prices. The use of commodity contracts, therefore, allows investors to separate the exposure to price changes from the requirements and costs of ownership of the physical commodity, and thus allows participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

If the Price of the Physical Commodity Goes Up, Will the Price of the Futures Contract, Therefore, Also Go Up?

Not necessarily. Your notes are linked to the performance of the underlier, rather than the individual physical commodity itself. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the Underlier Track a Commodity Contract And Not a Physical Commodity?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of the physical commodity going up and the price of the commodity (i.e., the physical commodity’s respective futures contract) not changing in the same way.

What Is the “First Nearby” Futures Contract?

The “first nearby” futures contract refers to the futures contract next scheduled for settlement or delivery that is still available for trading. The trading of the WTI crude oil futures contract for delivery of WTI crude oil in a given month generally ceases on the third business day prior to the twenty-fifth calendar day of the month preceding the delivery month. If the twenty-fifth calendar day of the month is not a business day, trading terminates four business days prior to the 25th calendar day.

What is the “Second Nearby” Futures Contract?

The “second nearby” futures contract refers to the futures contract that is the second next scheduled for settlement or delivery immediately following the settlement of the first nearby futures contract.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlier has recently experienced extreme and unusual volatility. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier, including because of the recent volatility described above. We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. Before investing in the offered notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2018 through September 12, 2023. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most commodities and, as a result, the level of most commodity futures contracts. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the WTI Crude Oil Futures Contract

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. It applies to you only if you hold your notes as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•
a dealer in securities or currencies;
•
a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•
a bank;
•
a life insurance company;
•
an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•
a tax exempt organization;
•
a partnership;
•
a regulated investment company;
•
a person that owns a note as a hedge or that is hedged against interest rate risks;
•
a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•
a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:

•
a citizen or resident of the United States;
•
a domestic corporation;
•
an estate whose income is subject to U.S. federal income tax regardless of its source; or
•
a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— Non-United States Holders” below.

Your notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. Under those rules, the amount of interest you are required to take into account for each accrual period will be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your notes over their term based on the comparable yield for the notes, even though you will not receive any payments from us until maturity.

We have determined that the comparable yield for the notes is equal to 5.93% per annum, compounded semi-annually with a projected payment at maturity of $1,126.33 based on an investment of $1,000.

Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
September 15, 2023 through December 31, 2023	$17.63	$17.63
January 1, 2024 through December 31, 2024	$62.28	$79.91
January 1, 2025 through September 17, 2025	$46.42	$126.33

You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

If you purchase your notes at a price other than their adjusted issue price determined for tax purposes, you must determine the extent to which the difference between the price you paid for your notes and their adjusted issue price is attributable to a change in expectations as to the projected payment schedule, a change in interest rates, or both, and reasonably allocate the difference accordingly. The adjusted issue price of your notes will equal your notes’ original issue price plus any interest deemed to be accrued on your notes (under the rules governing contingent payment debt instruments) as of the time you purchase your notes. The original issue price of your notes will be the first price at which a substantial amount of the notes is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. Therefore, you may be required to make the adjustments described above even if you purchase your notes in the initial offering if you purchase your notes at a price other than the issue price.

If the adjusted issue price of your notes is greater than the price you paid for your notes, you must make positive adjustments increasing (i) the amount of interest that you would otherwise accrue and include in income each year, and (ii) the amount of ordinary income (or decreasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule; if the adjusted issue price of your notes is less than the price you paid for your notes, you must make negative adjustments, decreasing (i) the amount of interest that you must include in income each year, and (ii) the amount of ordinary income (or increasing the amount of ordinary loss) recognized upon maturity by the amounts allocated under the previous paragraph to each of interest and the projected payment schedule. Adjustments allocated to the interest amount are not made until the date the daily portion of interest accrues.

Because any Form 1099-OID that you receive will not reflect the effects of positive or negative adjustments resulting from your purchase of notes at a price other than the adjusted issue price determined for tax purposes, you are urged to consult with your tax advisor as to whether and how adjustments should be made to the amounts reported on any Form 1099-OID.

You will recognize gain or loss upon the sale, exchange or maturity of your notes in an amount equal to the difference, if any, between the cash amount you receive at such time and your adjusted basis in your notes. In general, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes (in accordance with the comparable yield and the projected payment schedule for your notes) and increased or decreased by the amount of any positive or negative adjustment, respectively, that you are required to make if you purchase your notes at a price other than the adjusted issue price determined for tax purposes.

Any gain you recognize upon the sale, exchange or maturity of your notes will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

Non-United States Holders

This section applies to you only if you are a non-United States holder. You are a non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•
a nonresident alien individual;
•
a foreign corporation; or
•
an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 18, 2023, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on January 18, 2023.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying commodity terms supplement no. 8,998, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying commodity terms supplement no. 8,998, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying commodity terms supplement no. 8,998, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-3
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-11
The Underlier	PS-17
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-20
Validity of the Notes and Guarantee	PS-23
Commodity Terms Supplement No. 8,998 dated February 13, 2023
Additional Risk Factors Specific to the Notes	S-3
Supplemental Terms of the Notes	S-17
The Underliers	S-29
Commodity Indices	S-29
Bloomberg Commodity Index	S-30
S&P GSCI Index	S-38
Spot Prices of Physical Commodities	S-45
Spot Price of Aluminum	S-45
Spot Price of Copper	S-45
Spot Price of Gold	S-45
Spot Price of Silver	S-46
Spot Price of Zinc	S-47
Commodity Futures Contracts	S-48
Price of the Brent Crude Contract	S-48
Price of the Corn Contract	S-49
Price of the Cotton Contract	S-49
Price of the Gasoline Contract	S-49
Price of the Natural Gas Contract	S-50
Price of the Soybean Contract	S-50
Price of the Sugar Contract	S-50
Price of the Wheat Contract	S-51
Price of the WTI Crude Oil Contract	S-51
Use of Proceeds	S-51
Hedging	S-53
Employee Retirement Income Security Act	S-53
Supplemental Plan of Distribution	S-56
Conflicts of Interest	S-57

Prospectus Supplement dated February 13, 2023
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-11
United States Taxation	S-14
Employee Retirement Income Security Act	S-15
Supplemental Plan of Distribution	S-16
Validity of the Notes and Guarantees	S-18
Prospectus dated February 13, 2023
Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	13
Description of Debt Securities We May Offer	14
Description of Warrants We May Offer	74
Description of Purchase Contracts We May Offer	91
Description of Units We May Offer	96
Description of Preferred Stock We May Offer	102
Description of Common Stock We May Offer	110
Description of Capital Stock of The Goldman Sachs Group, Inc.	111
Legal Ownership and Book-Entry Issuance	116
Considerations Relating to Floating Rate Securities	116
Considerations Relating to Indexed Securities	128
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	129
United States Taxation	132
Plan of Distribution	153
Conflicts of Interest	156
Employee Retirement Income Security Act	157
Validity of the Securities	158
Independent Registered Public Accounting Firm	159
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	159

$811,000

GS Finance Corp.

Commodity-Linked Notes due 2025

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC